[Eversheds Sutherland (US) LLP Letterhead]
November 16, 2023
Via EDGAR

Megan Miller
Division of Investment Management,
Disclosure Review and Accounting
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:    Capital Southwest Corporation

Dear Ms. Miller:
On behalf of Capital Southwest Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on November 8, 2023, in connection with the SEC’s review of the Company’s reports filed pursuant to the Securities and Exchange Act of 1934, as amended, as required by Section 408 of the Sarbanes-Oxley Act of 2002, as amended. The Staff’s comments are set forth below and are followed by the Company’s responses thereto. Capitalized terms used in this letter but not otherwise defined herein have the meanings specified in the Company's Annual Report on Form 10-K for fiscal year ended March 31, 2023 (the “Form 10-K”).
1.Investment companies are required to provide disclosure if there has been a change in either, or both, a valuation approach or valuation technique and the reasons for any such changes. Pursuant to ASC 820-10-50-2(bb), please confirm whether or not there were any disclosures required to be included in the Form 10-K to meet this requirement.

Response: The Company respectfully advises the Staff on a supplemental basis that it did not have a change in its valuation approach or valuation technique during the period covered by the Form 10-K. As a result, no such disclosures were required to be included in the Form 10-K pursuant to ASC 820-10-50-2(bb).

2.Registrants are required to disclose the debt issuance cost as a direct deduction of the principal amount of debt on the balance sheet pursuant to ASC 835-30-45-1(a). Going forward, please include the unamortized debt issuance cost in a parenthetical on the balance sheet on the same line item as each debt issuance in future filings. On a supplemental basis, please reconcile the debt issuance cost on the balance sheet to the Company’s liabilities as of March 31, 2023.

Response: The Company acknowledges the Staff’s comment and will disclose the debt issuance cost in a parenthetical on the balance sheet on the same line item as the SBA Debentures, the January 2026 Notes, the October 2026 Notes, the August 2028 Notes and any other debt issuances on a going forward basis. The Company respectfully advises the Staff on a supplemental basis that the debt issuance costs, presented as an asset on the consolidated statements of assets and liabilities, relates to the Company’s senior secured revolving credit facility (the “Credit Facility”). In reliance of ASC 2015-03, Interest – Imputation of Interest (Subtopic 835-30), the Company defers and presents debt issuance costs to the Credit Facility as an asset and subsequently amortizes the deferred debt issuance costs ratably over the term of the Credit Facility.

3.Please explain how the Company met the requirement to categorize the schedule of investments by type of investment and related industry, country or geographic location pursuant to footnote 2 of Rule 12-12 under Regulation S-X. In addition, the subtotal for each category of investments subdivided by both type of investment and industry, country, or geographic region should be shown together with their percentage value compared to net assets. Please explain how the Company met this disclosure requirement under footnote 5 of Rule 12-12 under Regulation S-X.

Response: The Company acknowledges the Staff’s comments and will categorize the Company’s schedule of investments by type of investment and related industry and present the subtotal for each of the foregoing categories of investments in future filings.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

4.Please confirm in correspondence that either there are no amounts to be disclosed or explain why amounts payable to the Company’s officers and directors have not been stated separately pursuant to Rule 6-04 of Regulation S-X.

Response:  The Company respectfully advises the Staff on a supplemental basis that there were no amounts payable to the Company’s directors as of fiscal year ended March 31, 2023. For the fiscal year ended March 31, 2023, the Company accrued bonuses for the Company’s officers, which pursuant to ASC 850-10-50-1, the Company views as compensation in the ordinary course of business that is not required to be disclosed separately on the financial statements.

5.Please confirm that directors’ fees are stated separately pursuant to ASC 946-225-45-3.

Response: The Company respectfully advises the Staff on a supplemental basis that ASC 946-225-45-3, which has been updated by Maintenance Update 2017-19, provides that while director fees are commonly reported separately, there is no requirement to state directors’ fees separately. Pursuant to Rule 6-07(2)(b) of Regulation S-X, registrants are required to state separately any expense item amounts that exceed 5% of the total expenses incurred during the quarterly period. For year ended March 31, 2023, total director fees were $800,376, which is 1.59% of the Company’s total expenses, and therefore are not presented separately.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0278, Steven B. Boehm at (202) 383-0176, or Sara Sabour Nasseri at (202) 383-0806.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour

Cc:     Bowen S. Diehl, President and Chief Executive Officer
Michael S. Sarner, Chief Financial Officer, Treasurer and Secretary
    Steven B. Boehm, Esq., Eversheds Sutherland (US) LLP
Sara Sabour Nasseri, Esq., Eversheds Sutherland (US) LLP
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